UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934

For the month of June, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

FOR IMMEDIATE RELEASE:

Contacts:
Investor Relations	Rob Morton	Tara Humphreys
	Corporate Communications	Corporate Communications
(353) 1-631-5500	(781) 902-8139	(353) 1-637-2146
iona@kcapitalsource.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA ANNOUNCES RESIGNATION OF CFO

Company Reinforces Current Financial Strength

DUBLIN, Ireland & WALTHAM, Mass – June 14, 2005 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced the resignation of Mr. Dan Demmer, IONA’s Chief Financial Officer. Mr. Demmer will remain with IONA through to June 30. IONA has already initiated a search for a successor to Mr. Demmer as CFO. Mr. Demmer is to join a late stage private software company, in an unrelated business area, as its Chief Financial Officer.

“Everyone at IONA would like to thank Dan for his significant contribution to our business. IONA is well positioned for success with a solid foundation,” said Peter Zotto, Chief Executive Officer, IONA. “The company has a strong and deep management team in place which has streamlined our cost base, returned the company to profitability and built a strong balance sheet.”

Mr. Demmer concluded, “I am proud to be associated with IONA. The company has developed a highly leverageable business model and has set itself a clear objective to become the market leader in the Enterprise Service Bus (ESB) market. However, after almost a decade with the company, I feel the time is right to pursue a new opportunity in the software industry.”

2005 Second Quarter Guidance
IONA re-affirms its guidance for Q2 2005 with total revenues expected to be in the range of $16 - $17 million. The company expects total expenses, including both cost of revenue and operating expenses, to also be in the range of $16 - $17 million.

About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

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IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding future financial performance and objectives of management. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the volume, timing and seasonal patterns of product sales; the Company’s cost reduction efforts; the launch and acceptance of IONA’s high-performance integration software products; growth in market demand for Web services and integration; IONA’s sales model; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: June 14, 2005	By:	/s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer